

January 9, 2024

Kim Kwan Kings Wong
Chief Executive Officer
Top Wealth Group Holding Ltd
Units 714 & 715
7F, Hong Kong Plaza
118 Connaught Road West
Hong Kong

Top Wealth Group Holding Ltd

Top Wealth Group Holding Ltd

Re: Top Wealth Group Holding Ltd
Amendment No. 2 to Registration Statement on Form F-1
Filed January 5, 2024
File No. 333-275684

Dear Kim Kwan Kings Wong:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 2, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-1

Index to Financial Statements, page F-1

1. We note your December 31, 2022 audited financial statements are older than 12 months at the date of this amended registration statement. Please be advised that since this is an initial public offering of your ordinary shares, you are required to provide updated annual financial statements and related disclosures pursuant to Item 8.A.4 of Form 20-F or, if applicable, you should provide the representations required by Instruction 2 to Item 8.A.4 in an exhibit to the filing.

Please contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jason Ye